SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Sinoenergy Corporation
(Name of the Issuer)

Sinoenergy Corporation
Skywide Capital Management Limited
SNEN Acquisition Corp.
Tianzhou Deng
 Bo Huang

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82935B202
(CUSIP Number of Class of Securities)

Tianzhou Deng	Bo Huang
Managing Director	Chief Executive Officer and Director
Skywide Capital Management Limited	Sinoenergy Corporation.
1603-1604, Tower B Fortune Centre Ao City Beiyuan Road, Chaoyang District	1603-1604, Tower B Fortune Centre Ao City Beiyuan Road, Chaoyang District
Beijing, China 100107	Beijing, China 100107

with copies to:

Steven D. Dreyer	Asher S. Levitsky	Alan P. Fraade
Arent Fox LLP	Sichenzia Ross Friedman Ference LLP	Mintz & Fraade, PC
1675 Broadway New York, NY 10019	61 Broadway 32nd Floor New York, NY 10006	488 Madison Avenue New York, NY 10022
(212) 484-3900	(212) 981-6767	(212) 486-2500

(Name, Address and Telephone Number of Person(s)
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.   ☑   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e—3(c) under the Securities Exchange Act of 1934.
b.   ☐   The filing of a registration statement under the Securities Act of 1933.
c.   ☐   A tender offer.
d.   ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation* $18,428,687	Amount of Filing Fee $1,028.32

*
The filing fee was determined based upon the sum of (A) 9,665,234 shares of common stock multiplied by $1.90 per share, (B) options to purchase 80,000 shares of common stock with exercise prices less than $1.90 per share, multiplied by $.595 per share (which is the difference between $1.90 and the $1.305 weighted average exercise price per share of the options) and (C) warrants to purchase 85,715 shares of common stock with exercise prices less than $1.90 per share, multiplied by $.20 per share (which is the difference between $1.90 and the $1.70 exercise price per share of the warrants). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00005580 by the sum of the preceding sentence.

☑
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,028.32

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Sinoenergy Corporation

Date Filed: November 13, 2009

TABLE OF CONTENTS

INTRODUCTION	1
Item 15. Additional Information	2
Item 16. Exhibits	2
SIGNATURES	4
EXHIBIT INDEX	5

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Sinoenergy Corporation, a Nevada corporation (the “Company”), the issuer of the common stock that is subject to the transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Skywide Capital Management Limited, a British Virgin Islands company (“Skywide”), (c) SNEN Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Skywide (“Merger Sub”), (d) Tianzhou Deng, an individual and Chairman and Director of the Company (“Mr. Deng”) and (e) Bo Huang, an individual and Chief Executive Officer and Director of the Company (“Mr. Huang” who, together with the Company, Skywide, Merger Sub and Mr. Deng, are collectively referred to as  the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to this Transaction Statement.

Item 15. Additional Information.

(b) Other Material Information.

Item 15(b) is hereby amended and supplemented as follows:

On September 24, 2010, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010 and amended as of July 31, 2010 (the “Merger Agreement”), by and among the Company, Merger Sub and Skywide, and the transactions contemplated thereby.

On September 27, 2010, the Company filed the Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the Merger was consummated. As a result of the Merger, the Company became privately owned by Skywide and by Messrs. Deng and Huang, who are the sole owners of Skywide.  At the effective time of the Merger, (a) each issued and outstanding share of common stock of the Company, other than any shares owned by (i) Skywide, including its shareholders and subsidiaries, and (ii) the Company as treasury shares or the Company’s subsidiaries, was converted into the right to receive $1.90 in cash, without interest, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the registration of the Company’s common stock under the Exchange Act was terminated upon application to the SEC, and the Company’s common stock will no longer be listed on any quotation system or exchange, including the NASDAQ Capital Market.

Item 16. Exhibits.

(a)(1) Notice of Special Meeting of Shareholders of Sinoenergy Corporation (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(a)(2) Proxy Statement of Sinoenergy Corporation (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(a)(3) Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(a)(4) Press Releases, dated September 20, 2010 and September 25, 2010. (incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K filed with the SEC by the Company on September 28, 2010.)

(a)(5) Press release dated September 29, 2010

(b)(1) Not Applicable.

(c)(1) Fairness Opinion of Brean Murray, Carret & Co., LLC, dated March 29, 2010 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on August26, 2010)

(c)(2) Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated July 7, 2009*

(c)(3) Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated March 22, 2010*

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010 and amended as of July 31, 2010, among Skywide, Merger Sub and the Company (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(f)  Not Applicable.

(g) None.

*Previously Filed.

SIGNATURES

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2010

SINOENERGY CORPORATION
By:	/s/ Bo Huang
	Name:	Bo Huang
	Title:	Chief Executive Officer and Director

SKYWIDE CAPITAL MANAGEMENT LIMITED
By:	/s/ Tianzhou Deng
	Name:	Tianzhou Deng
	Title:	Managing Director

SNEN ACQUISITION CORP.
By:	/s/ Tianzhou Deng
	Name:	Tianzhou Deng
	Title:	President

TIANZHOU DENG
/s/ Tianzhou Deng
Tianzhou Deng
BO HUANG

/s/ Bo Huang
Bo Huang

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Notice of Special Meeting of Shareholders of Sinoenergy Corporation (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on August26, 2010)

(a)(2)	Proxy Statement of Sinoenergy Corporation (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(a)(3)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(a)(4)
Press Releases, dated September 20, 2010 and September 25, 2010. (incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K filed with the SEC by the Company on September 28, 2010.)

(a)(5)	Press Release dated September 29, 2010

(b)(1)	Not Applicable.

(c)(1)	Fairness Opinion of Brean Murray, Carret & Co., LLC, dated March 29, 2010 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on August 26, 2010)

(c)(2)	Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated July 7, 2009*

(c)(3)	Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated March 22, 2010*

(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010 and amended as of July 31, 2010, among Skywide, Merger Sub and the Company (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC by the Company on August26, 2010)

(f)	Not Applicable

(g)	None.

*Previously Filed.